

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2015

Via E-mail
Zeev Weiss
Chief Executive Officer
Intec Pharma Ltd.
12 Hartom Street
Har Hotzvim, Jerusalem 777512, Israel

> **Re:** **Intec Pharma Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 7, 2015**
> **CIK No. 0001638381**

Dear Mr. Weiss:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Table of contents, page ii

1. We note your statement that you remain responsible for accuracy and completeness of the historical information presented in the prospectus. However, we also note that your accompanying disclosure with respect to the verification and accuracy of data presented in the prospectus includes inappropriate disclaimers of this statement. Accordingly, please revise your disclosure to remove the following statements:

   - "… this information may prove to be inaccurate because of the method by which some of the data for the estimates was obtained or because this information cannot always be verified with complete certainty…;
   - "…the market and industry data and forecasts included in this prospectus, and estimates and beliefs based on that data, may not be reliable;"

- "…we have not independently ascertained the accuracy, completeness or reliability of the underlying economic assumptions relied upon therein;"
- "Forecasts are particularly likely to be inaccurate, especially over long periods of time;" and
- "…we do not necessarily know what assumptions regarding general economic growth were used in preparing the third-party forecasts we cite."

Our Product Pipeline, page 3

2. Please revise your pipeline table for your third product candidate to identify specific drug candidates or indications. Alternatively, if you have not yet identified a drug product or indication for the row labeled "Accordion Programs Various," please eliminate this program from the pipeline table on pages 3 and 64.

Risk Factors, page 6

3. Please revise your disclosure in the prospectus summary to provide a brief description of your most significant risks and how such risks could materially adversely affect your business if they occur.

Risk Factors
"The members of our management team and certain consultants are important…," page 15

4. Please revise your risk factor disclosure to identify the specific personnel upon which you are reliant for the efficient and effective operation of your business outside of your executive officers and management team. Please also indicate whether you have entered into contractual arrangements with such individuals.

"Costly litigation may be necessary to protect our intellectual property rights…," page 22

5. Please identify the pharmaceutical company with which you entered into a feasibility and option agreement. Please also clarify whether there are any remaining material terms or obligations under the agreement and, if so, describe any such terms or obligations.

Price Range of Our Ordinary Shares, page 45

6. In addition to the information in the table on page 45 listing the highest and lowest closing prices for your ordinary shares over the past several years, quarters, and months, please also provide the average daily trading volume for your stock on the Tel Aviv Stock Exchange for each of the periods listed.

Use of Proceeds, page 46

7. We note on page 8 that you intend to use proceeds from this offering to fund your Phase III clinical trial for AP-CDLD. Please expand your disclosure on page 46 to similarly note your plan to use the proceeds to fund your Phase III clinical trial for AP-CDLD. Please also indicate whether the funds to be used for the Phase III trial will be sufficient to complete such trial and, if not, how far you expect to proceed in the Phase III trial using the proceeds of the offering.

8. We note your intention, "pending any ultimate use of any portion of the proceeds from this offering," to invest the proceeds "in accordance with [your] investment policy." Please briefly describe what your investment policy is in these circumstances.

Capitalization, page 49

9. Please define the term "Downside Protection" used in the bracketed paragraph on page 49.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 54

10. Please disclose research and development expenses by project or indicate in the disclosure why you do not provide such disclosure.

Business, page 61

11. Please disclose when the IND for AP-ZP was filed, the party who filed the IND, and the specific indication listed therein.

AP-CDLD – Clinical Trials, page 68

12. Please revise your disclosure to indicate when the Phase II clinical trials for AP-CDLD were conducted.

13. Please explain the meaning and significance of p-values the first time you refer to this statistical term.

AP-ZP – Clinical Trials, page 75

14. Please revise your disclosure to indicate when the POC and Phase II trials for AP–ZP were conducted.

Zeev Weiss
Intec Pharma Ltd.
May 5, 2015
Page 4

15. For the Phase II clinical trial with AP-ZP, please revise the disclosure to provide results, the p-values, and conclusions as to statistical significance of all primary and secondary endpoints discussed.

Other Comments

16. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

17. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

18. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Tabatha McCullom at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Robert L. Grossman, Esq.
        Joshua M. Samek, Esq.
        Greenberg Traurig, P.A.
        333 Avenue of the Americas
        Miami, FL 33131